SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Vivani Medical, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92854B 109

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

711 Third Avenue, 17th Floor

New York, New York 10017

(212-907-7300)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 25, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 92854B 109
1)	NAME OF REPORTING PERSON

Joachim Bolck
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒
3)	SEC Use Only
4)	SOURCE OF FUNDS		PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)			☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER	-0-
	8)	SHARED VOTING POWER	5,597,123
	9)	SOLE DISPOSITIVE POWER	-0-
	10)	SHARED DISPOSITIVE POWER	5,597,123
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,597,123
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES			☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		11.03%
14)	TYPE OF REPORTING PERSON		IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the shares of common stock (the “Common Stock”) of Vivani Medical, Inc., a California corporation (the “Issuer”). The principal executive office of the Issuer as of the filing date of this Schedule is 5858 Horton Street, Suite 280 Emeryville, CA 94608.

This filing is a late filing. This report reflects the 5,419,487 shares received by the Reporting Person (defined below) and Yaeko Bolck, joint tenants, upon the merger of Nano Precision Medical, Inc. with Vivani Medical, Inc., which amount represented 10.68% of the issued and outstanding shares of Common Stock of the Issuer as of August 30, 2022, and an additional, aggregate of 177,636 shares of Common Stock acquired by the Reporting Person between September 12, 2022 and January 3, 2023. As of the date of this report the aggregate holding of the Reporting Person is 5,597,123 shares of Common Stock representing 11.03% of the issued and outstanding shares of Common Stock of the Issuer.

Item 2.	Identity and Background.

(a)       This Schedule 13D is being filed by Joachim Bolck (the “Reporting Person”). The Reporting person holds the shares being reported upon as follows: Joachim Bolck and Yaeko Bolck, the spouse of the Reporting Person, jointly, Joachim & Yaeko Bolck Conservators for Hideo Saito Bolck, and Joachim & Yaeko Bolck Conservators for Yasuo Saito Bolck. The Reporting Person and Yaeko Bolck share the voting and dispositive authority over all the shares being reported upon.

(b)       The Reporting Person’s business address currently is 33 Club View Lane, Rolling Hills Estates, CA 90274.

(c)       The Reporting Person is retired.

(d)       During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds and Other Consideration.

The securities of the Issuer being reported upon by the Reporting Person are (i) 5,419,487 shares of Common Stock of the Issuer that were issued in exchange for the outstanding securities held by the Reporting Person in Nano Medical Precision, Inc. (“NPM”), which company became a wholly owned subsidiary of the Issuer acquired in a merger transaction consummated on August 30, 2022, and (ii) 177,636 shares of Common Stock of the Issuer acquired in open market purchases between September 12, 2022 and January 3, 2023.

The shares of Common Stock of the Issuer being reported upon by the Reporting Person as of April 25, 2023, are (i) 548,665 shares held jointly by the Reporting Person and Yaeko Bolck, the spouse of the Reporting Person, (ii) 2,524,229 shares held by Joachim & Yaeko Bolck Conservators for Hideo Saito Bolck, and (iii) 2,524,229 shares held by Joachim & Yaeko Bolck Conservators for Yasuo Saito Bolck.

Item 4.	Purpose of Transaction

The securities reported upon in this Schedule 13D were acquired for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of his shares of Common Stock; (ii) changing his current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, or direct acquisitions from or dispositions to the Issuer. Additionally, any acquisition or disposition will be made in accordance with the insider trading policy of the Issuer and any other restrictions applicable thereto, such as lock up agreements and limitations under Section 16 of the Securities Exchange Act of 1934, as amended.

At the date of this Schedule 13D, except as set forth in this Schedule 13D and pursuant his fiduciary obligations as a conservator, the Reporting Person does not have any plans or proposals which would result in:

(a)       The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)       Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e)       Any material change in the present capitalization or dividend policy of the Issuer;

(f)       Any other material change in the Issuer’s business or corporate structure;

(g)       Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)       Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)        A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)        Any action similar to any of those actions enumerated above.

ITEM 5.	Interests in Securities of the Issuer

(a)       The Reporting Person, as of the date of this report, has voting and/or dispositive authority over an aggregate of 5,597,123 shares of Common Stock. The Reporting Person disclaims pecuniary ownership over the shares of Common Stock held as conservator for Hideo Saito Bolck and Yasuo Saito Bolck.

The Reporting Person only has a pecuniary interest in 548,665 shares of Common Stock held by the Reporting Person and Yaeko Bolck, jointly.

(b)       See Item 5(a) above.

(c)       The shares of Common Stock of the Issuer being reported upon by the Reporting Person are (i) 5,419,487 shares of Common Stock of the Issuer that were issued in exchange for the outstanding securities held by the Reporting Person in NPM, which company became a wholly owned subsidiary of the Issuer acquired in a merger transaction consummated on August 30, 2022, and (ii) 177,636 shares of Common Stock of the Issuer acquired in market purchases between September 12, 2022 and January 3, 2023.

(d)       Not applicable.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: April 25, 2023

Joachim Bolck

/S/ Joachim Bolck